September 8, 2015

VIA EDGAR CORRESPONDENCE

Re:	Performance Food Group Company
Registration Statement on Form S-1
File No. 333-198654

Daniel Porco Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Porco:

In order to facilitate the Staff’s review of the above Registration Statement, we advise the Staff that Performance Food Group Company currently believes that the low end of the price range for shares of its common stock will not be lower than $22.00 per share and that the high end of the range will not be higher than $26.00 per share. Once finally determined, a bona fide estimated price range, as required by item 501(c) of Regulation S-K, will be included in the preliminary prospectus provided to prospective investors.

* * * * *

Please do not hesitate to call Igor Fert at 212-455-2255 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Mara L. Ransom

Lilyanna Peyser

Ta Tanisha Meadows

Robyn Manuel

Performance Food Group Company

Michael Miller, Esq.

Latham & Watkins LLP

Cathy Birkeland, Esq.